UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            NAVIGANT CONSULTING, INC.
                            ------------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  320960107
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                             BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              March 29, 2000
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 12

CUSIP NO. 320960107              SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,506,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,506,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,506,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.10%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 320960107              SCHEDULE 13D                     Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,506,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,506,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,506,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.10%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 320960107              SCHEDULE 13D                     Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,506,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,506,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,506,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.10%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 320960107              SCHEDULE 13D                     Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,506,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,506,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,506,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.10%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 320960107              SCHEDULE 13D                     Page 6 of 12

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of Common Stock, par value $0.01 (the "Common Stock") of Navigant Consulting Co., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 615 North Wabash Ave, Chicago, Illinois 60611.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by BLUM Capital Partners, L.P. ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard
C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM LP is RCBA Inc.

The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business              Citizenship   Principal Occupation
Office Held            Address                             or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA        President & Chairman,
President &            Suite 400                           BLUM LP
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway     Managing Partner,
Managing Partner       Suite 400                           BLUM LP
& Director             San Francisco, CA 94133

Jeffrey W. Ubben       909 Montgomery St.       USA        Managing Partner,
Managing Partner       Suite 400                           BLUM LP
& Director             San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark    Managing Partner,
Managing Partner      Suite 400                           BLUM LP
& Director            San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             BLUM LP
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             BLUM LP


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 7 of 12

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

John C. Walker        909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA        Partner,
Partner               Suite 400                           BLUM LP
                      San Francisco, CA 94133

The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Richard C. Blum        909 Montgomery St.       USA        President & Chairman,
Managing Member        Suite 400                           BLUM LP
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway     Managing Partner,
Managing Member        Suite 400                           BLUM LP
                       San Francisco, CA 94133

Jeffrey W. Ubben       909 Montgomery St.       USA        Managing Partner,
Managing Member        Suite 400                           BLUM LP
                       San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark    Managing Partner,
Managing Member       Suite 400                           BLUM LP
                      San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery St.       USA        Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Member                Suite 400                           Financial Officer,
                      San Francisco, CA 94133             BLUM LP

Murray A. Indick      909 Montgomery St.       USA        Partner and
Member                Suite 400                           General Counsel,
                      San Francisco, CA 94133             BLUM LP

John C. Walker        909 Montgomery St.       USA        Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA        Partner,
Member                Suite 400                           BLUM LP
                      San Francisco, CA 94133


CUSIP NO. 320960107              SCHEDULE 13D                     Page 8 of 12


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of BLUM L.P.'s limited partnerships and investment advisory clients and the partnership for which RCBA GP serves as the sole general partner.

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


CUSIP NO. 320960107              SCHEDULE 13D                     Page 9 of 12


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-K, there were 41,100,000 shares of Common Stock issued and outstanding as of March 6, 2000. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) BLUM L.P. and RCBA Inc. report holdings of 538,600 of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 1.32% of the outstanding shares of the Common Stock; (ii) RCBA GP reports holdings of 1,919,100 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 4.67% of the outstanding shares of the Common Stock; and (iii) Mr. Blum reports the aggregate of these shares for a total of 2,457,700 shares of the Common Stock, which represents 5.99% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 48,500 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,506,200 shares of the Common Stock, which is 6.10% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:


CUSIP NO. 320960107              SCHEDULE 13D                    Page 10 of 12


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
BLUM L.P.'s limited partnership   03-29-2000    26,800     10.32200
and investment advisory client    03-30-2000     6,000     10.50000
accounts (including The           03-31-2000    49,700     10.31600
Common Fund)                      04-04-2000    54,700     10.34730


The limited partnership for       03-29-2000    73,200     10.32200
which RCBA GP serves as the       03-30-2000    15,400     10.50000
general partner                   03-31-2000   130,300     10.31600
                                  04-04-2000   147,900     10.34730
                                  04-05-2000     1,000     10.41870


(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, BLUM L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 320960107              SCHEDULE 13D                    Page 11 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2000

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and  General Counsel          Partner and General Counsel,



 RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member

CUSIP NO. 320960107              SCHEDULE 13D                    Page 12 of 12

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  April 7, 2000

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and  General Counsel          Partner and General Counsel,



 RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member